April 15, 2005

Mr. Michael Moran, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Comment Letter
McRae Industries, Inc.
Commission File No. 1-08578

Dear Mr. Moran:

Attached are our responses to the staff’s letter dated March 17, 2005, regarding Form 10-K and Form 10-K/A for the fiscal year ended July 31, 2004 filed by McRae Industries, Inc. (the “Company”).

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter. Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Please call me directly at (910) 439-6147 should you have any questions regarding our responses.

Sincerely,
/s/ Marvin G. Kiser, Sr.

Marvin G. Kiser, Sr., Vice President of Finance

Responses of McRae Industries, Inc. to SEC Comment Letter

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9
Critical Accounting Policies, page 9

1.	Please supplement the critical accounting policies already disclosed by addressing specifically why your estimates or assumptions for contract contingencies, inventories, goodwill and intangible assets impairments, revenue recognition and income taxes bear the risk of change. State whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value. Further, provide an analysis, to the extent material, of the factors you consider in arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Also include a discussion of the impact a percentage point change in estimates would have on earnings. Please refer to paragraph V. of SEC Release No. 33-8350.

Company Response:

A revised version of the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations that we plan to make to future filings in response to the staff’s comment is set forth below. Please note that in the first quarter of fiscal 2005 our office products business sold substantially all of its assets, and we will not include a discussion of contract contingencies in future filings since such contingencies related exclusively to this business. Also please note our discussion does not include any sensitivity analysis because in the Company’s view none of the policies included in the discussion are susceptible of meaningful sensitivity analysis.

CRITICAL ACCOUNTING POLICIES

Our timely preparation of financial reports and related disclosures requires us to use estimates and assumptions that may cause actual results to be materially different from our estimated results. Specifically, we use estimates when accounting for depreciation, amortization, cost per copy contract contingencies, useful lives for intangible assets, and asset valuation allowances (including those for bad debts, inventory, and deferred income tax asset valuation allowances). Our most critical accounting policies include the following:

Inventories

Inventories are stated at the lower of cost or market value using the last-in, first-out (LIFO) method for military boots and using the first-in first-out (FIFO) method for all other inventories. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast and demand requirements for the next twelve months. Actual demand and market conditions may be different from those projected by our management as a result of technological changes in the bar code business products and fashion cycles and trends in the western and work boot business. A percentage point error in our inventory allowances would approximate $3,000 for fiscal 2004.

Goodwill and Intangible Assets

On an annual or a more frequent basis as circumstances or events might dictate, we evaluate our goodwill and trade names under the provision of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. We use the discounted cash flow methodology to test for impairment based on estimated future cash flows derived from historical performance and our knowledge of known factors likely to impact future cash flows. Historically, we have generated sufficient returns to recover the cost of goodwill and trade names. If future cash flows related to these assets decline as a result of market factors, competition or customer loyalty, a write down to fair value could have a material impact on earnings.

Revenue Recognition

Our contract with the government is a fixed bid price agreement. We recognize revenue under our current boot contract when the boots are inspected and accepted by the Government’s Quality Assurance Representative (QAR), thereby transferring ownership to the Government. Pursuant to the contract, the boots become “Government-owned property” after inspection and acceptance by the QAR. The boots are transferred and stored in our warehouse, which is a designated storage facility approved by the Government, and accounted for as “bill and hold” sales in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”

We recognize revenues associated with the economic price adjustment (EPA) clause in our military boot contracts. This clause allows us to bill the Government after the contract expires to recover the changes in our leather cost over the life of the contract.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current exposure together with assessing temporary differences resulting from differing treatment of items, such as leasing activity, allowances, and depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. It is possible that the Internal Revenue Service could disagree with management’s timing of deductions or revenue recognition, which would affect recorded tax assets and liabilities. Management believes that changes in these estimates would not result in a material effect on the Company’s results of operations, cash flows, or financial position.

Military Boot Unit Results of Operations, Fiscal 2004 Compared to Fiscal 2003, page 13

2.	You identify the intermediate causes of change in your decreasing military boot segment gross profits. Please tell us and disclose if there is any known trend that will cause the relationship between costs and revenues to continue this trend of increasing sales and decreasing gross profits. Additionally, to the extent that the financial statements disclose material changes in net sales, please include a discussion why such changes are attributable to changes in price, volume and new products or services. See Item 303(a)(3)(ii) of Regulation S-K as well as SEC Release No. 33-8350.

Company Response:

The lower per unit selling prices that contributed to a reduction in gross profits for our military boot business in fiscal 2004 resulted from lower fixed prices contained in our Contract with the U.S. Government entered into in September 2003 (the “Contract”). The higher costs that contributed to a reduction in gross profits for our military boot business in fiscal 2004 were attributable to measures taken to meet the high production requirements caused by the Government’s invoking the “surge” requirement under the Contract. Neither of these factors constitutes a trend that will cause the relationship between costs and revenues to continue a trend of increasing sales and decreasing gross profits.

To the extent that our financial statements disclose material changes in net sales in the future we will include a discussion why such changes are attributable to changes in price, volume and new products or services as required by Item 303(a)(3)(ii) of Regulation S-K.

Contractual Obligations, page 18

3.	Please advise or revise your disclosure in future filings to include the amount of interest payments you expect on debt for the periods presented as required by Item 303 (a)(5)(ii)(A) of Regulation S-K. Please include disclosure of the assumptions used to calculate amounts included in the table where you have used variable interest rates as of the most recent balance sheet date to compute the estimated contractual interest rates.

Company Response:

The amount of interest payments due on our debt obligations are noted in the following table:

	2005	2006	2007	2008	2009	Thereafter
Fixed rate:	$6,452	$5,753	$5,030	$4,280	$3,504	$7,927

Variable rate:
Western Boot	$16,318	$0	$0	$0	$0	$0
Military Boot	$8,600	$0	$0	$0	$0	$0

We will revise our disclosure in future filings to include the amount of interest payments we expect on debt for the periods presented as required by Item 303 (a)(5)(ii)(A) of Regulation S-K. All our former variable rate debts have been paid off. The $3.1 million debt was paid in September 2004 and the $396,000 was paid in February 2005.

4.	Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K if you choose to continue to present the non-GAAP measure of adjusted net earnings.

Company Response:

We will discontinue the presentation of the non-GAAP measure of adjusted net earnings in our future filings.

Consolidated Balance Sheets, page 22

5.	Please tell us if the cash surrender value of life insurance is the amount that could be realized under the insurance contract as of the balance sheet date and if the change in cash surrender value during the period is an adjustment of premiums paid in determining the expense or income to be recognized under the contract for the period. Reference is made to FASB Technical Bulletin No. 85-4. Clarify your disclosures in future filings accordingly.

Company Response:

Under the split dollar insurance arrangement, the Company is entitled to be repaid cumulative premiums paid, or if less, the net cash surrender value of the policies. The amount recorded is the amount that could be realized under this agreement as of the balance sheet date. In 2003, we discontinued paying premiums under the split dollar insurance arrangement. As a result, since such time the amount recorded on the balance sheet for split dollar insurance arrangement has not changed.

In future filings, we will revise the note in our financial statements regarding the split dollar insurance arrangement to read as follows.

Cash Surrender Value Life Insurance: Represents value of the Company’s rights under a split-dollar arrangement. Under this arrangement, the Company is entitled to be repaid cumulative premiums paid, or if less, the net cash surrender value of the policies.

6.	Tell us how you determined that you do not have any significant continuing involvement in the operations of McRae Office Solutions, Inc. after your disposal transaction. Include in your explanation a description of the sublease arrangement of your corporate headquarters to Connected Office Products, Inc. and any other existing arrangements between you and the purchaser. See paragraph 42 of SFAS No. 144.

Company Response:

On September 10, 2004, we sold substantially all of the assets and business operations of McRae Office Solutions, Inc. to Connected Office Products, Inc. (COPI). Following the sale transaction we had no continuing interest in the business or operations of McRae Office Solutions. For the mutual convenience of the parties, as part of the transaction we agreed to sublease a portion of our corporate headquarters facility to COPI. The lease agreement provides for a fixed monthly lease payment for approximately 34,006 square feet of office and warehouse space. The lease term is for one year with two periods of one-year options. Also, we bill COPI a proportionate share of the facility charges that include taxes, insurance premiums, and common operating and maintenance costs, which are set forth in the lease agreement. Additionally, the lease agreement contains provisions relating to access to certain storage areas on a month-to-month basis, monthly telephone/electronic communication charges, and access to common areas.

We currently have maintenance agreements with Toshiba Business Solutions of the Carolina’s (formally known as McRae Office Solutions, Inc.) on 9 copiers and 5 fax machines that cover service. These agreements were entered into in the ordinary course of business and our relationship with Toshiba Business Solutions of the Carolina’s is that of a customer. We have no other on-going involvement with McRae Office Solutions.

Consolidated Statement of Operations, page 24

7.	Paragraph 61 of SFAS No. 128 requires the use of the two-class method of computing earnings per share for enterprises with multiple classes of common stock according to dividends declared and participation rights in undistributed earnings. Please tell us why the if-converted method rather than the two-class method is appropriate considering your participation rights in dividends for Series A and B common shares disclosed on page 8 of your amended 10-K. If you determine that the if-converted method is not applicable, please amend your financial statements to present earnings per share employing the two-class method in your consolidated statement of operations and elsewhere in Form 10-K. See paragraphs 36 and 37 of APB No. 20.

Company Response:

Paragraph 61 of FASB No. 128 states:

“The if-converted method shall be used for those securities that are convertible into common stock if the effect is dilutive. For those securities that are not convertible into class of common stock, the ‘two class’ method of computing earnings per share shall be used.”

Historically, we have only paid dividends on our Class A Common Stock. However, shares of our Class B Common Stock are freely convertible into shares of Class A Common Stock on a one for one basis. As a result, per Paragraph 61 of FASB No. 128 we are required to use the “if-converted” method.

Consolidated Statements of Cash Flows, page 26

8.	In future interim and annual filings please present gross changes in both accounts receivable and valuation allowance cash flow amounts separately as this information does not qualify for net cash flow reporting as prescribed by paragraphs 11 through 13 of SFAS No. 95.

Company Response:

In our future interim and annual filings, we will present accounts receivable and valuation allowance cash flow amounts as prescribed by paragraphs 11 through 13 of SFAS No. 95.

9.	In future filings please revise your statements of cash flows by adjusting net earnings instead of net earnings from continuing operations to calculate net cash provided by operating activities. Refer to paragraphs 28 through 30 of SFAS 95.

Company Response:

In our future filings, we will present our statements of cash flows by adjusting net earnings instead of net earnings from continuing operations to calculate net cash provided by operating activities.

10.	If you choose to present cash flows relating to discontinued operations, the individual cash flows within each category are not generally combined or netted. See also footnote 10 to paragraph 26 of SFAS 95. Please advise and revise your statements of cash flows in future filings as appropriate.

Company Response:

In our future filings, we will not separately present cash flows from discontinued operations.

Notes to Consolidated Financial Statements, page 27
1. Summary of Significant Accounting Policies, page 27

11.	Please tell us where you classify buying, postage, external distribution and warehousing costs in your consolidated statements of operations. If you currently exclude a portion of these costs from cost of sales, in future filings please disclose the amounts and the line item(s) that these excluded costs are classified for each period presented. Otherwise, state in your accounting policies that they are included in your cost of sales.

Company Response:

Buying, postage, external distribution and warehousing costs are included in cost of sales except for certain buying expenses associated with our bar code business. These buying expenses totaled approximately $27,000 for fiscal 2004. In future filings, we will provide the appropriate disclosures as requested.

12.	Please supplement your significant accounting policies already disclosed in your financial statements with disclosures for your policies on cash surrender value of life insurance policies, real estate held for investment, related party transactions and assets subject to liens. See Rule 4-08 of Regulation S-X.

Company Response:

In our future filings, we will supplement our significant accounting policies in our financial statements with disclosures for your policies on cash surrender value of life insurance policies, real estate held for investment, related party transactions and assets subject to liens as required by Rule 4-08 of Regulation S-X. Below are the supplemental disclosures we plan to include in future filings.

Cash Surrender Value – The Company is party to a split-dollar arrangement with respect to certain life insurance policies. We record an amount that is to be realized under the split dollar agreement. This amount is the actual premiums paid by the Company or the actual cash surrender value of the policy whichever is less.

Real Estate Held for Investment – Real estate held for investment is land recorded at cost plus the cost of any improvements. Land is analyzed for impairment annually with any impairment expensed during the current period.

Related Party Transactions – The Company applies the provisions of FASB Statement No. 57, “Related Party Disclosures”, to determine whether or not a related party transaction has occurred. If a related party transaction has taken place we make the necessary disclosures.

Assets Subject to Liens – We had a loan with a bank at July 31, 2004 with an outstanding balance of $3.1 million. All inventory, accounts receivable, and property and equipment of the Company’s Dan Post subsidiary were pledged as collateral. This loan was paid off September 2004.

We also had a loan with a bank at July 31, 2004 with an outstanding balance of $396,000. The warehouse building property of the Company’s Footwear division was pledged as collateral. This loan was paid off February 2005.

We currently have a loan with the State of Tennessee with an outstanding balance of $193,000 at July 31, 2004. Land, buildings, and building improvements of the Company’s Dan Post subsidiary are pledged as collateral.

Principles of Consolidation, page 27

13.	Please expand to describe the principles followed in determining whether to include or exclude the subsidiaries from the consolidated financial statements. See Rule 3A-03 of Regulation S-X.

Company Response:

In future filings, we will expand our principles of consolidation disclosure to describe the principles we follow in determining whether to include or exclude the subsidiaries from the consolidated financial statements. Below is the expanded disclosure we plan to make in future filings.

Principles of Consolidation

The consolidated financial statements include the accounts of all of the Company’s wholly owned subsidiaries and other businesses over which we exercise significant control in accordance with FASB Statement No. 94, “Consolidation of All Majority-Owned Subsidiaries” and FASB Interpretation

No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” Minority interest for prior periods represented the minority shareholder’s proportionate share of the equity of a former majority owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition, page 28

14.	Please include your accounting policy for estimating allowances where rights to return exist and your policy for recognizing revenues related to equipment leasing, financing of receivables, software licensing and other services provided by Compsee and your other business segment. Please reference the applicable accounting literature as it relates to your policies. Also, please tell us the amounts of revenue recognized from equipment leasing, financing of receivables, software licensing and other service or non-tangible product sources for the three years ended July 31, 2004.

Company Response:

In future filings, we will expand our disclosure regarding revenue recognition to describe our accounting policy for estimating allowances where rights to return exist and our policy for recognizing revenues related to financing of receivables and other services provided by Compsee. We would not plan to include in this disclosure any discussion regarding our revenue recognition policy with respect to software licensing since we do not engage in software licensing. Below is the expanded disclosure we would propose to include in future filings.

Our western and work boot business records an allowance for sales returns. This is calculated applying historical return data to sales subject to potential returns.

McRae Office Solutions, Inc., our discontinued operation that was sold to Connected Office Products, Inc. (COPI) on September 9, 2004, sold equipment under sales-type leases to customers. Sales were recognized when the equipment was installed and unearned income was recognized over the term of the lease. Compsee does not engage in equipment leasing.

The Company’s trade receivables are not financed. The Company has a small amount of receivables from financing of real estate mortgages. These are being paid down and no additional financings are anticipated.

Compsee enters into maintenance agreements on bar code equipment and revenues are recognized over the term of the maintenance contract, usually one year. McRae Office Solutions, Inc., our discontinued operation, also entered into maintenance agreements. The revenues from these agreements was deferred and recognized over the term of the related agreements.

Revenues recognized for the past three years were as follows:

	2004	2003	2002
Equipment Lease Income	$251,000	$415,000	$263,000
Interest on Financing of Real Estate Mortgages	$2,000	$7,000	$14,000
Maintenance Contracts	$1,180,000	$1,365,000	$1,432,000

15.	You disclose that your contract with the government is based on actual and estimated allowable costs plus a reasonable profit margin and that the contract is accounted for in accordance with SAB No. 104. Please tell us if you also apply the provisions of ARB No. 43 as it applies to cost plus fixed fee contracts. Specifically tell us:

a.	If there are instances where you accrue fees for partial performance, i.e. partial deliveries, percentage of completion or otherwise, or if you recognize revenue only after QAR inspection, acceptance and your subsequent invoicing of the government; and

b.	If you received any advances from the government and, if applicable, whether the advance is offset against a receivable from the government.

Please tell us and clarify the disclosure in future filings to describe how you determine the amount to bill, including profit to recognize, and the amount of any unbilled receivables or advances.

Company Response:

The U.S. Government awards military boot contracts on negotiated per pair contract prices based on actual and estimated allowable costs plus a reasonable profit margin. Accordingly, we use actual and estimated costs plus a reasonable profit margin to determine our specific bid price. Although the costs utilized in our bid solicitation are subject to audit by the government at any time after the award is granted, our contract with the government is a fixed bid price agreement and is not a cost plus fixed fee contract.

We do not apply the provisions of ARB No. 43 as it applies to cost plus fixed fee contracts.

a.	We recognize revenue only after QAR inspection, acceptance and subsequent invoicing of the government. There are no instances of partial performance of any type.

b.	We do not receive any advances from the government. All receipts from the government are applied to previously recorded invoices.

The amount to bill the government is determined by the contract, which has a fixed price for each boot style covered by the contract. We multiply that fixed price by the number of boots accepted by the QAR. We recognize profit to the extent that our period billings exceed our actual and accrued period costs.

We recognize revenues associated with the economic price adjustment (EPA) clause in our military boot contracts. This clause allows us to bill the government after the contract expires to recover the changes in our leather cost over the life of the contract. As of our annual report date, the unbilled receivable recorded on our books was $1,227,000.

In the portion of the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations that discusses our revenue recognition policies that we include in future filings, we will note that our contract with the government is a fixed bid price agreement.

7. Commitments and Contingencies, page 33

16.	We note that in conjunction with the sale of McRae Office Solutions you now sublease a portion of your corporate headquarters. In accordance with paragraph 16 of SFAS No. 13, in future filings please include the total minimum rentals to be received in the future under noncancelable subleases as of your balance sheet date and a general description of the leasing arrangement including but not limited to the criteria in paragraph 16.d. of the Statement.

Company Response:

In future filings we will include the total minimum rentals to be received under noncancelable subleases and a general description of the leasing arrangement as required by paragraph 16 of SFAS No. 13. Below is the disclosure we would propose to include in future filings.

The Company leases approximately 34,006 square feet of office and warehouse space to Connected Office Products, Inc. The lease covers a base year period and two one-year option periods. The future minimum lease and facility charge payments are as follows:

		Fiscal
	2006	2007	2008
Lease Payments	$68,333	$83,333	$7,500
Facility Charges	$56,291	$56,291	$4,691

Item 9A. Disclosure Controls and Procedures, page 42

17.	We reviewed your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “except as discussed below.” Given the material weaknesses noted, it is unclear why your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state in clear, unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures. If true, you can state that your disclosure controls and procedures are effective including your consideration of the identified matters, so long as you provide the appropriate disclosure explaining how the disclosure controls and procedures were effective in light of the material weaknesses. Or, if true, you can state that given the identified material weaknesses, your disclosure controls and procedures are not effective. The current conclusion that your disclosure controls and procedures are effective except to the extent that they are not effective is not clear. Please amend your annual and first quarter interim filings to include a revised statement on the effectiveness of disclosure controls and procedures.

Company Response:

Below is revised Regulation S-K Item 307 disclosure that we plan to include in the Form 10-K/A for fiscal 2004 that we expect to file. We will include a similar discussion in the Form 10-Q/A for the first quarter of fiscal 2005 that we expect to file.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in reports that we file under the Securities and Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized, and reported, within the time periods specified in Securities and Exchange Commission rules and forms. Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports we file or submit under the Exchange Act is accumulated and communicated to our Company’s management, including our Chief Executive Officer and Vice President of Finance, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Vice President of Finance, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, for the reasons discussed below the Chief Executive Officer and Vice President of Finance concluded that these disclosure controls and procedures were not effective at the reasonable assurance level at such time.

In connection with the audit of our consolidated financial statements for the fiscal year ended July 31, 2004, our independent auditors informed us that they had discovered significant deficiencies in our internal control over financial reporting that in the aggregate constituted material weaknesses under standards established by the Public Company Accounting Oversight Board. These deficiencies, which were noted across all of the Company’s operating divisions and which have been present since the Company’s inception, are generally the result of incompatible duties, undocumented controls, lack of monitoring controls and the lack of an internal audit function. Additionally, the discovery of compilation errors in the military boot operation’s fiscal 2004 year-end inventory required us to restate our financial statements as of July 31, 2004 and for the fiscal year then ended included in our Annual Report on Form 10-K originally filed by us on October 29, 2004. Upon completion by our independent auditors of their review of the accounting for inventory in our financial statements as previously reported for fiscal 2004, our independent auditors informed us that in their view there were material internal control weaknesses related to the compilation of the Company’s inventory.

We have performed substantial additional procedures in an effort to ensure that these internal control deficiencies do not lead to further material misstatements in our consolidated financial statements and to enable the completion of the independent auditor’s audit of our consolidated financial statements. We have initiated corrective actions to address these internal control deficiencies, and will continue to evaluate the effectiveness of our disclosure controls and internal controls and procedures on an ongoing basis, taking corrective action as appropriate.

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, during the second quarter of fiscal 2005 we initiated certain corrective actions to address certain of the internal control deficiencies that have been identified, including several relating to our accounting for inventory at our military boot operation.

18.	Please expand your discussion to also indicate when the material weakness began.

Company Response:

See disclosure set forth in Item 17 for language indicating when the material weakness began.